SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35465; 812-15689

HarbourVest Private Investments Fund and HarbourVest Registered Advisers L.P.

February 6, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") granting an exemption from section 23(a)(1) of the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end management investment companies and business development companies (as defined under section 2(a)(48) of the Act) to pay investment advisory fees (as described in the application) in shares of their common stock.

Applicants: HarbourVest Private Investments Fund and HarbourVest Registered Advisers L.P.

Filing Dates: The application was filed on January 10, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on March 3, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Monique Austin, HarbourVest Private Investments Fund, maustin@harbourvest.com, Daniel Chisholm, HarbourVest Private Investments Fund, dchisholm@harbourvest.com, and HarbourVest Private Investments Fund, legal@harbourvest.com, with copies to Rajib Chanda, Esq., Simpson Thacher & Bartlett LLP, rajib.chanda@stblaw.com, Ryan P. Brizek, Esq., Simpson Thacher & Bartlett LLP, ryan.brizek@stblaw.com, and Matthew C. Micklavzina, Esq., Simpson Thacher & Bartlett LLP, matthew.micklavzina@stblaw.com.

FOR FURTHER INFORMATION CONTACT: Trace W. Rakestraw, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated January 10, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.